UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2024 (April 29, 2024)

Quadro Acquisition One Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40077	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

850 Library Avenue, Suite 204, Newark, Delaware	19715
(Address of principal executive offices)	(Zip Code)

(302) 738-6680
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	QDROU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.001 per share	QDRO	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50, subject to adjustment	QDROW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02	Termination of a Material Definitive Agreement.

As previously disclosed, on January 12, 2024, Quadro Acquisition One Corp. (the “Company”) entered into a Business Combination Agreement (the “BCA”) with NHC Holdings II, Inc., a Delaware corporation (the “Seller”), NHC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Seller, Global Growth Holdings, LLC, a Delaware limited liability company, and Greg Lindberg, a resident of the State of Florida.

On May 1, 2024, the Company provided notice to the Seller that it has terminated the BCA pursuant to Section 7.1(e) thereof due to material breaches of the BCA by the Seller resulting from Seller’s failure to provide the Company with the 2023 Financial Statements (as defined in the BCA) by April 30, 2024 as required by Section 5.4(b) of the BCA and its failure to provide the Company with the Seller Disclosure Schedules (as defined in the BCA) by February 29, 2024 as required by Section 5.21 of the BCA.

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on February 20, 2024, the Company received a notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, unless the Company timely requested a hearing before a Nasdaq hearings panel, trading of the Company’s securities on Nasdaq would be suspended due to the Company’s non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its registration statement relating to its initial public offering. The Company requested a hearing before the Nasdaq hearings panel, which was held on March 26, 2024. At the hearing, the Company requested an extension until August 19, 2024 to allow it sufficient time to complete the BCA, which was granted by the Nasdaq hearings panel.

On April 29, 2024, the Company received an additional notification letter from Nasdaq notifying the Company that it had failed to pay certain annual fees required by Listing Rule 5250(f) totaling $81,000. As a result, Nasdaq requires the Company submit its views with respect to this deficiency in writing no later than May 6, 2024, whereupon the hearings panel will consider whether to continue listing the Company’s securities on Nasdaq. The Company plans to submit its views on this matter and update Nasdaq regarding the termination of the BCA by May 6, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2024	Quadro Acquisition One Corp.

/s/ Dimitri Elkin
	Name:	Dimitri Elkin
	Title:	Chief Executive Officer

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